BRAMBLES

02049712

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

28 August 2002

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
SEP 03 2002
WASH. D.C. 154 SECTION

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 9/6

Brambles Industries

Preliminary Results
For the year ended 30 June 2002

For the Combined Businesses of Brambles Industries plc
and Brambles Industries Limited

BRAMBLES INDUSTRIES

CONTENTS

BRAMBLES INDUSTRIES GROUP

SUMMARY OF COMBINED RESULTS FOR THE YEAR ENDED 30 JUNE 2002

£ millions	Year ended 30 June 2002	Year ended 30 June 2001	Increase/ (Decrease) %
Results Before Exceptional Items, Goodwill Amortisation and CHEP accounting harmonisation (i)			
Continuing Businesses			
Revenue	**2,923**	2,689	8.7
Operating Profit	**395**	402	(1.7)
Group			
Revenue	**3,184**	3,181	0.1
Profit Before Tax	**314**	338	(7.1)
Profit After Tax	**225**	226	(0.4)
Earnings per Share	**13.3p**	13.4p	(0.7)
Group Results After Exceptional Items, Goodwill Amortisation and CHEP accounting harmonisation			
Profit Before Tax	**271**	248	9.3
Profit After Tax	**175**	141	24.1
Earnings per Share	**10.3p**	8.3p	24.1
Interim Dividend per Share payable on 10 October 2002	**3.577p**	N/A	
Record date for determining entitlements to the dividend	20 September 2002		
Net Debt	**1,581**	1,863	

(i) CHEP accounting harmonisation items for the year ended 30 June 2002 resulted in a net charge of £9m (£5m after tax).

FINANCIAL HIGHLIGHTS

- Revenue from continuing businesses increased by 9%.
    - CHEP up 13% with Americas 17% higher
    - Cleanaway up 15%
    - Recall up 21%.
- Profit(i) from continuing businesses was 2% lower than last year.
    - performance improved by 9% in the second half against same period of previous year
    - CHEP's profit growth resumed in the fourth quarter
    - For the year as a whole
        - Cleanaway profit 8% higher
        - Recall profit 29% higher
        - Industrial Services profit 48% higher
- EPS(i) was 13.3p compared with 13.4p the previous year
- Announced divestment programme now complete and realised £500 million in total.
- Net debt reduced from £1,863 million to £1,581 million.

(i) Comparisons are before goodwill amortisation, exceptional items and the harmonisation of depreciation and loss provisioning policies in CHEP, for which a net charge of £9 million pre tax has been included in the accounts and which is described in more detail on page 5. For ease of comparison with the prior year this commentary is based on results before the adjustment unless stated otherwise.

Commenting on the results, Brambles' Chief Executive Officer Sir CK Chow said:

"In the first year of the merger, we have focused our efforts on initiatives within CHEP to improve asset productivity, to optimise operational efficiency and to create a solid base for the future development of this unique business. These are beginning to yield improved results and profit growth from CHEP resumed in the fourth quarter. This provides a foundation for growth during the current financial year.

"In the next twelve months, CHEP's profit progress will be driven largely by the Americas supplemented by ongoing growth from Australia, Asia Pacific and South Africa. CHEP Europe is competing effectively and maintaining its leading market position whilst improving prices, although the impact of actions to improve asset productivity and efficiency will be more gradual.

"Cleanaway and Recall are expected to grow both organically and by acquisition. Industrial Services is well positioned to take advantage of industry growth.

"With the announced divestment programme complete, Brambles is now a much more focused group with quality growth businesses.

"Overall, while there remains much work to be done, we have made good solid progress and the performance of the Group is improving. Assuming no material adverse change in economic conditions, we look to the future increasingly confident of our ability to deliver sustainable growth".

For further information contact:

London		
Media	Richard Mountain, Financial Dynamics	+44 020 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 020 7659 6012
Sydney		
Media	Ron Burke, Group General Manager Corporate Affairs	+61 2 9256 5255
Investor and Other:	Edna Carew, Group Manager Communications	+61 2 9256 5204

An analyst briefing will be held in London at 9am on 28 August. This will be webcast and available with the slides on our website (www.brambles.com)

This release has been prepared under UKGAAP. Brambles Industries accounts prepared under Australian GAAP are being lodged at the Australian Stock Exchange simultaneously with this release and are available on our website.

Brambles Industries is globally headquartered in Australia.

OVERVIEW

Considerable change and progress characterised Brambles' first year since the merger in August 2001. For CHEP and Cleanaway, the single ownership structure has enabled management to focus on improving operational performance. We have also put in place corporate governance procedures suitable for a global group and have reviewed all our accounting policies.

Major initiatives instituted in the first half of the year to improve operational efficiency in CHEP USA are yielding results. In CHEP Europe, steps have also been taken to improve asset utilisation and operational efficiency. The costs of significantly higher levels of pallet collections and repairs have been borne throughout the year. While benefits in the USA are already apparent; those from Europe will materialise more gradually.

Cleanaway has continued to perform satisfactorily and Recall is growing strongly. Industrial Services had an excellent year following a successful restructuring of its business in Australia.

The improvement in profitability of continuing businesses is clear evidence of progress in Brambles' performance. Whereas in the first half profits were 11% lower than in the previous year, in the second half they were 9% higher. This was most marked in CHEP which, as expected, moved from a first half reduction in profit of 16%, to a stable second half performance which was slightly above that of the comparable period a year ago.

Revenue from continuing businesses for the year was up by 9% to £2.9 billion. Within this, double-digit growth was achieved by each of our three key businesses, CHEP, Cleanaway and Recall, whose aggregate sales of £2.4 billion were up by 15% from the previous year's £2.1 billion.

Brambles Group profit before tax, goodwill amortisation and exceptional items after the harmonisation of accounting in CHEP was £305 million.

Profit before tax, goodwill amortisation and exceptional items was £314 million, 7% below that of the previous year.

Earnings per share was 13.3p per share compared with 13.4p per share a year ago.

The business divestment plan was completed with the sale of Gardemann this month (August). Ten businesses have been sold realising £397 million in the year. Brambles has now exited from all of its equipment rental businesses, US Waste Management and a number of peripheral businesses in Australia. The aggregate proceeds from this divestment programme were approximately £500 million.

Net debt reduced from £1,863 million to £1,581 million.

FINANCIAL REVIEW

Excluding businesses divested, Group revenue was £2.9 billion compared with £2.7 billion last year, an increase of 9%. The revenue from divested businesses was £261 million, down from £492 million a year ago.

CHEP continued to be the largest contributor to revenue with sales of £1.2 billion, up by 13% compared with last year's level.

Sales at Cleanaway also improved significantly, up by 15% compared with those of the previous year. An important contributor to this increase was the acquisition of Serviceteam in the UK in early 2001. While sales in Germany were down by 7% for the year as a whole, this fall was heavily influenced by lower prices for recycled paper from their high levels in 2000. Paper prices have begun to increase somewhat from May 2002.

Recall's sales at £229 million showed a strong rise, 21% ahead of the year before, driven by a combination of organic and acquisition growth.

Sales from our Industrial Services businesses were slightly below those of the previous year, due solely to the restructuring of activities in Australia through the closure of unprofitable operations. The regional businesses had a weak year with sales well down, particularly at Interlake Materials Handling which is dependent on the growth of the US economy.

Geographically, the major part of Brambles Group revenue continued to be generated in Europe and North America, with 52% and 31% respectively of revenue from continuing businesses coming from these regions.

The impact of the accounting harmonisation of loss provisioning and depreciation in CHEP has been incorporated as a normal operating cost in the results for the year. The charge has reduced from £23 million at the half year to £9 million for the full year. As previously explained, one-off loss provisions of £26 million were offset by £17 million, being the net benefit of the depreciation change and an increase in loss provisioning. For comparative purposes the profitability of the CHEP business in this report is measured before the impact of these changes.

Operating profit from continuing businesses before interest, tax, goodwill amortisation and exceptional items of £395 million was 2% below the previous year (4% below after the harmonisation of accounting in CHEP). As expected, this was a considerable improvement on the first half, with second half performance 9% ahead of the same period of the previous year. For the Group as a whole, operating profit was 7% down at £411 million with the contribution from businesses sold decreasing from £42 million to £16 million.

Operating profit from CHEP was 8% below that of the previous year, although all of this shortfall occurred in the first half, with second half performance being similar to that of the previous year.

Cleanaway profit was up by 8% while that of Recall was strongly ahead by 29% as a result of both organic and acquisition driven sales growth and margin improvements.

Industrial Services continued to generate good profit growth, particularly in Australia where the restructuring of its businesses improved performance. The regional businesses had a poor year, with the weakness of the US economy continuing to affect Interlake. A more competitive environment in the Bass Strait trade had an adverse impact on the performance of the Marine business in Australia.

Net interest expense was down from £106 million to £97 million, resulting mainly from lower interest rates and latterly, reduced debt levels.

Business Disposals and Exceptional Items

The announced business divestment programme has been completed and proceeds of some £500 million have been received. The final divestment was Gardemann, the equipment rental business in Germany, which was completed in August.

The results for the year include an exceptional loss of £2 million (after tax loss of £13 million). This comprises the net effect of gains and losses from businesses divested; profits (largely Group CAIB) were offset by losses mainly from the disposal of BESI, Wreckair and Gardemann (£75 million aggregate) as well as merger costs of £32 million.

The divested businesses earned profit before goodwill amortisation, interest and tax of £16 million in the year and £42 million in 2000/01.

Taxation

The pre-exceptional tax charge of £89 million was approximately 28% of profit before tax, exceptional items and goodwill. It compared with a rate of 33% in the previous year, both figures allowing for full deferred tax accounting. Lower corporate tax rates in Australia, Germany and France were the principal contributors to the lower tax charge.

Cash Flow

Total cash inflow was £282 million resulting in a net reduction in debt to £1.58 billion. Cash inflow from operations after capital expenditure was £116 million.

An important contributor to this improvement was reduced capital expenditure, which fell from £721 million to £557 million following the success of the programme to increase asset efficiency in CHEP.

Working capital increased by £80 million as the business expanded and changed its mix.

The sale of businesses realised £397 million cash in the year.

Dividends

The Board is recommending a final dividend of 10.0 cents per share for all shareholders in Brambles Industries Limited and a second interim (instead of a final) dividend of 3.577 pence per share for all shareholders in Brambles Industries plc.

This is as previously communicated to shareholders in the Listing Particulars. The dividend is being paid as a second interim dividend as it is being paid in advance of the AGM so that shareholders in Brambles Industries plc can receive it on the same day as the shareholders in Brambles Industries Limited receive their dividend.

This brings the dividend for the year to 20.0 cents per share for Brambles Industries Limited shareholders and 7.167 pence per share for Brambles Industries plc shareholders. Looking forward to the next few years the Board intends to pursue a policy of at least maintaining this level of dividend payment per share.

BUSINESS REVIEW

CHEP

£millions	12 months to 30 June 2002	12 months to 30 June 2001	Change %
Sales	1,202	1,066	13
Operating Profit	207	234	(12)
Accounting Harmonisation	9	-	-
Operating Profit before Accounting Harmonisation	216	234	(8)

Sales were some 13% higher than the previous year and profits 8% lower.

Performance in the second half of the year stabilised, with operating profit slightly above that of the same period a year ago. More significantly, CHEP's profit in the fourth quarter was higher than that of each of the previous three quarters, and was ahead of the same period a year ago, driven primarily by the improving performance of CHEP USA.

CHEP Americas sales grew by 17% to £591 million in the year. However, growth in the second half was slightly lower than the year average, due to a tighter control over sales in the non-participating distributor (NPD) sector.

As we have reported previously, CHEP USA embarked on an aggressive programme to increase its profitability following a period of rapid revenue expansion, during which investment in pallets increased and the distribution system no longer matched the customer base. The impact of these initiatives was that the profits and margins of CHEP Americas have increased consistently as the second half has progressed. The full year profit of CHEP Americas was £89 million.

These initiatives include:

- The roll-out of a new Wal*Mart contract
- A programme to improve the asset productivity of the NPD channel
- Depot network rationalisation
- Transport optimisation
- New collection strategy

Each of the five initiatives is yielding positive results.

The economics of the total pallet management (TPM) service provided to Wal*Mart are improving.

Collections from NPDs have increased by 13% since December, and a NPD surcharge was added to pallets delivered to this distribution channel. More than 425 NPDs have since agreed to work with CHEP, representing 13% of the pallets issued into this channel. There is increasing cooperation from our customers to facilitate more efficient movement of these pallets.

The depot rationalisation programme is on track and is expected to be completed in the last quarter of this calendar year, when the one-off costs associated with this initiative should also cease.

At that stage CHEP will have approximately 80 depots in the US, about one third of the number held two years ago. Each one will have the capability to inspect, repair, store and issue pallets. The locations of these depots have been selected to minimise journey times and hence CHEP's costs. The transport optimisation programme is linked to depot rationalisation and will be completed at the same time, with the benefits flowing through in the second half of the current financial year.

The new collection strategy, which is aligned to the location of the new depot network, will result in a more efficient return and collection arrangement for CHEP's pallets. This will reduce cost for both CHEP and its customers while improving overall service.

The demonstrable success of these initiatives has significantly improved the outlook of CHEP's US operations.

Furthermore, in the US another important customer was secured during the second half of the year as SYSCO, the largest US food service business, has agreed to strongly encourage its suppliers to use CHEP pallets.

The Reusable Plastic Container (RPC) business in the US grew substantially in the year; sales were up by approximately 50% to £24 million. As expected, profitability after direct costs and depreciation (gross profit) also improved and moved from a first half loss to a second half profit. We continue to be optimistic on the outlook for this business albeit growth is from a relatively small base.

CHEP Canada and CHEP Mexico have both had a particularly strong year and good progress was made in Brazil and Chile, with all these territories being profitable and performing well.

CHEP Europe sales were up by 10% at £496 million with revenue growth in all regions. In Italy, revenue doubled in the year to £14 million and the business is now profitable.

Although there is continuous competitive activity in Europe, particularly in France, CHEP is competing effectively. CHEP is implementing a customer service improvement programme in all territories, maintaining its leading market position while improving prices. In the UK, CHEP continues to serve all of its customers with an efficient and cost effective exchange pallet pool.

The RPC business continues to grow, with sales up by 11% compared with the previous year although this was adversely affected by Asda's decision in April to in-source its plastic crates in the UK.

In Europe, profit was 20% lower than the previous year at £99 million due primarily to the continuing requirement to increase collection and repair, and IT cost increases related to the installation of a global SAP system.

These two factors are expected to continue to have an adverse effect in the current financial year. As a result, profits from CHEP Europe in the current year should be similar to those of last year, although as has been the case in the US, there should be consistent progress through the year as the benefits of productivity improvements flow through.

CHEP Australia had an excellent year. A focus on customer service differentiation and the successful launch of new products generated strong profitable growth. South Africa also performed well, and Asia Pacific continues to grow albeit from a small base.

Overall, the vigorous profit improvement programme in CHEP has proven to be effective. The profit growth, which resumed in the fourth quarter, is expected to accelerate through the current financial year.

CLEANAWAY

£million	12 months to 30 June 2002	12 months to 30 June 2001	Change %
Sales	984	853	15
Operating Profit	98	91	8

Sales and profit in Cleanaway were up by 15% and 8% respectively compared with the same period a year ago. As expected, profit growth in the second half was stronger than that in the first half.

In the UK, sales were well up on the previous year, by 41% to £488 million principally due to the inclusion of Serviceteam, which was acquired early in 2001. The increase also reflected the benefit of new municipal contracts such as that in Birmingham.

Profits were also well ahead in the UK, partly because of the contribution from Serviceteam but more importantly due to success in dry waste collection and recycling. Here improved operational efficiencies and a lower customer churn rate have led to significantly higher profitability. The state of the art material recycling facility (MRF) at Rainham in Essex was opened during the year and now has contracts for more than 30,000 tonnes of waste a year. Ranked among the largest and most advanced MRFs in the UK, Rainham demonstrates Cleanaway's commitment to work with its customers to achieve the goals set out in UK Waste Strategy 2000. The performance of the landfill business in the UK was slightly down on last year, principally because of increased depreciation following a reassessment of the rate of site depletion. The technical waste business continued to perform well.

In Germany, revenues in the second half were slightly higher than those of the same period last year. However, the impact of lower paper prices in the first half together with the transfer of the Dassler Secure Destruction business to Recall resulted in sales for the full year being approximately 7% lower.

Operating profit in Germany for the year was slightly below that of last year, although this was largely due to the first half performance where comparisons were distorted by the impact of paper prices.

In a further development for Cleanaway, the PET recycling plant in Rostock, Germany, was successfully commissioned. It is producing recycled food-grade PET materials which are sold to major bottlers. While relatively small at present, this new business stream should provide exciting opportunities.

Looking ahead generally, Cleanaway is operating in an industry in which legislation is increasingly shifting the value of the industry from disposal to the sorting, recycling and recovery of waste. These growth drivers apply both to Germany and the UK with further opportunities from municipal waste outsourcing. Cleanaway is well positioned to benefit from these opportunities.

Inevitably, as the market expands, so it will open up. While not an immediate issue, the Duales System Deutschland (DSD) arrangement between the waste management industry and the manufacturers in Germany will be retendered in 2003. Cleanaway, with an existing efficient infrastructure and strong technical capability, is well placed to compete for these contracts. Any change resulting from DSD retendering will not come into effect until the calendar year 2004.

In Cleanaway Australia, sales increased by nearly 8% and profits were up by about 3%. One factor that has had an adverse impact on profitability is a significant increase in workers' compensation costs, notably in New South Wales, together with the one-off exit costs of the unprofitable Brisbane municipal contract. Cleanaway Australia has won major contracts such as Woolworths, and Monash and Geelong City Councils which will enhance its performance going forward.

In Nanjing, China, Cleanaway's landfill gas-to-energy plant started up successfully, whilst in Taiwan, Cleanaway had a successful year and is seeking to expand its activities there by pursuing industrial waste contracts.

Overall, Cleanaway continued to grow profit and generate cash.

Recall

£million	12 months to 30 June 2002	12 months to 30 June 2001	Change %
Sales	229	190	21
Operating Profit	40	31	29

Recall had another highly successful year.

Sales increased by 21% compared with the same period last year, with profits up by 29% to £40 million. Recall's operating margin reached 18%, which was one percentage point higher than that of the previous year.

Despite slower economic growth in the US and Europe, Recall's organic revenue growth rate was about 10%. Fourteen acquisitions were made during the year, and growth from acquisitions accounted for the balance of the increase in revenue.

Recall's performance in the Americas was strong and Recall Brazil performed particularly well supported by an important Integrated Document Solutions (IDS) contract with the Government which has now been completed.

In Australasia sales and profit were also well up, with a continuing focus on customer service, efficiency and profitability.

In Europe sales and profits were both also ahead of last year's, with generally improved profitability being driven by better performances in France and Germany.

In Italy, the information centre consolidation programme is well under way and by the end of this calendar year 26 facilities should be reduced to 15.

In Document Management Services (DMS), Mega centres in Toronto, Milan and Sao Paolo were completed and a number of add-on acquisitions in the DMS business are being pursued. The roll-out of the IT-based ReQuest standard operations model proceeded as planned, with 80% of global holdings converted by June 2002.

The Data Protection Services business (DPS) remains very healthy and is generating excellent returns, while Secure Destruction Services (SDS) continues to grow very rapidly.

The Integrated Document Solutions (IDS) business is still relatively small and remains an exciting proposition for the future development of Recall.

Recall is extremely well positioned to continue its organic growth and acquisition investment strategy for the years ahead.

Industrial Services

£millions	12 months to 30 June 2002	12 months to 30 June 2001	Change %
Sales	285	298	(4)
Operating Profit	31	21	48

In Industrial Services, profits were strongly ahead, up 48% despite sales being down by 4% compared with the same period in the previous year. Operating margins improved from 7% to 11%.

The most significant profit improvement came from Australia, after the business was restructured and re-focused on a more limited number of core services to the resource, steel and processing industries. The business is now well placed to continue to grow.

The Pulverised Coal Injection plant to serve BHP Steel at Port Kembla was successfully started in April, 2002, and is now operating at full capacity. A number of important contracts were also won in the mining and energy sectors.

In Steel Services Europe, sales were slightly below those of last year, but profits were up due to continuing robust trading in the UK notwithstanding the cessation of steelmaking at the Corus Llanwern plant for which compensation was negotiated. Three significant contracts were won in Dunkirk, France, to service Arcelor, the world's largest steel maker.

Brambles Steel Services has in-depth technical know-how and strong positions in a selected number of leading steel sites. We expect the steel industry to recover from its low level of activity of recent years, creating a more favourable environment for this business.

Regional Businesses

£million	12 months to 30 June 2002	12 months to 30 June 2001	Change %
Sales	223	282	(21)
Operating Profit	24	34	(29)

The regional businesses had a poor year with sales down by 21% and profits by 29%.

A number of the regional businesses suffered from deteriorating market conditions. They do, however, remain profitable, they continue to maintain their market leadership position and they generate good returns on assets employed.

The weakest performer was Interlake Material Handling, the market leader in the manufacture of container racking in the US. It continued to suffer from the slow US economy and reduced investments from its customers. Its management has acted quickly to bring its workforce and capacity to an optimal level. It is now operating at a significantly lower cost base and will benefit from any market upturn.

Brambles Marine in the Bass Strait is experiencing greater competition and was less profitable than last year. Other shipping businesses have been sold.

OUTLOOK

In the next twelve months, CHEP's profit progress will be driven largely by the Americas supplemented by ongoing growth from Australia, Asia Pacific and South Africa. CHEP Europe is competing effectively and maintaining its leading market position whilst improving prices, although the impact of actions to improve asset productivity and efficiency will be more gradual.

Cleanaway and Recall are expected to grow both organically and by acquisition. Industrial Services is well positioned to take advantage of industry growth.

Overall, while there remains much work to be done, we have made good solid progress and the performance of the Group is improving. Assuming no material adverse change in economic conditions, we look to the future increasingly confident of our ability to deliver sustainable growth.

Brambles Industries Group
COMBINED PROFIT AND LOSS ACCOUNT
For the year ended 30 June 2002

Unaudited	Before Goodwill And Exceptional Items 2002 £m	Goodwill and exceptional items 2002 £m	Total 2002 £m	Before goodwill and exceptional items 2001 £m	Goodwill and exceptional items 2001 £m	Total 2001 £m
TURNOVER (including share of joint ventures and associates)						
Continuing operations	**2,923**	-	**2,923**	2,689	-	2,689
Discontinued operations	**261**	-	**261**	492	-	492
	3,184	-	**3,184**	3,181	-	3,181
Less: Share of joint ventures	**(20)**	-	**(20)**	(20)	-	(20)
Share of associates	**(52)**	-	**(52)**	(50)	-	(50)
GROUP TURNOVER	**3,112**	-	**3,112**	3,111	-	3,111
OPERATING PROFIT						
Continuing operations before goodwill and exceptional items	**376**	-	**376**	397	-	397
Goodwill amortisation	-	**(32)**	**(32)**	-	(24)	(24)
Exceptional items	-	-	-	-	(91)	(91)
Continuing operations	**376**	**(32)**	**344**	397	(115)	282
Discontinued operations	**16**	-	**16**	42	-	42
GROUP OPERATING PROFIT	**392**	**(32)**	**360**	439	(115)	324
Share of operating profit of joint ventures	**3**	-	**3**	4	-	4
Share of operating profit of associates	**7**	-	**7**	1	-	1
TOTAL OPERATING PROFIT	**402**	**(32)**	**370**	444	(115)	329
EXCEPTIONAL ITEMS						
Profit on sale of discontinued operations	-	**30**	**30**	-	25	25
Merger costs – continuing operations	-	**(32)**	**(32)**	-	-	-
PROFIT BEFORE INTEREST AND TAXATION	**402**	**(34)**	**368**	444	(90)	354
Net interest payable	**(97)**	-	**(97)**	(106)	-	(106)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**305**	**(34)**	**271**	338	(90)	248
Tax on profit on ordinary activities	**(85)**	**(11)**	**(96)**	(112)	5	(107)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	**220**	**(45)**	**175**	226	(85)	141
Equity minority interests	**(1)**	-	**(1)**	(1)	-	(1)
Profit attributable to parent companies' shareholders	**219**	**(45)**	**174**	225	(85)	140
Equity dividends paid and proposed	**(120)**	-	**(120)**	(69)	-	(69)
TRANSFER TO COMBINED RESERVES	**99**	**(45)**	**54**	156	(85)	71
Basic earnings per share	**13.0p**		**10.3p**	13.4p		8.3p
Diluted earnings per share	**13.0p**		**10.3p**	13.4p		8.3p

Results before goodwill amortisation, CHEP accounting harmonisation and exceptional items		
Net impact of CHEP accounting items in 2002 £9m (after tax £5m) – (note 5)		
Operating profit - £m	**411**	444
Profit before tax - £m	**314**	338
Earnings per share – p (note 3)	**13.3p**	13.4p

Brambles Industries Group
COMBINED BALANCE SHEET
As at 30 June 2002

Unaudited	2002 £m	2001 £m
FIXED ASSETS		
Goodwill and intangible assets	**479**	470
Tangible fixed assets	**2,289**	2,451
	2,768	2,921
Investments		
Joint ventures		
Share of gross assets	**59**	47
Share of gross liabilities	**(42)**	(27)
	17	20
Associates	**47**	38
Other investments	**13**	9
TOTAL FIXED ASSETS	**2,845**	2,988
CURRENT ASSETS		
Stocks	**34**	48
Debtors	**765**	761
Cash at bank and in hand	**53**	69
	852	878
CREDITORS: amounts falling due within one year		
Borrowings	**(85)**	(716)
Creditors	**(594)**	(583)
Taxation and dividends payable	**(147)**	(118)
	(826)	(1,417)
NET CURRENT ASSETS/(LIABILITIES)	**26**	(539)
Total assets less current liabilities	**2,871**	2,449
CREDITORS: *amounts falling due after more than one year*	**(1,549)**	(1,216)
PROVISIONS FOR LIABILITIES AND CHARGES	**(188)**	(231)
NET ASSETS	**1,134**	1,002
CAPITAL AND RESERVES		
Share capital	**477**	450
Share premium account	**50**	50
Other reserves	**108**	106
Profit and loss account	**494**	387
EQUITY SHAREHOLDERS' FUNDS	**1,129**	993
EQUITY AND NON-EQUITY MINORITY INTERESTS	**5**	9
	1,134	1,002

Brambles Industries Group
COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 30 June 2002

Unaudited	2002 £m	2001 £m
Profit attributable to parent companies' shareholders	174	140
Exchange translation differences	46	(65)
Total recognised gains and losses for the period	220	75
Note on prior period adjustment		
Total recognised gains and losses related to the period as above	220	75
Prior year adjustment (Note 2(ii))	(193)	-
Total recognised gains and losses since last annual report	27	75

RECONCILIATION OF MOVEMENTS IN COMBINED SHAREHOLDERS' FUNDS
For the year ended 30 June 2002

Unaudited	2002 £m	2001 £m
Combined shareholders' funds at the beginning of the period	993	1,130
Prior year adjustment	-	(193)
Combined shareholders' funds at the beginning of the period – restated	993	937
Profit attributable to parent companies' shareholders	174	140
Ordinary dividends paid and proposed	(120)	(69)
Issue of ordinary shares, net of expenses	20	53
Reinstatement of goodwill due to sale of businesses	14	-
Shares to be issued	2	-
Exchange translation difference	46	(68)
Net increase in combined shareholders' funds	136	56
Combined shareholders' funds at the end of the period	1,129	993

COMBINED CASH FLOW STATEMENT
For the year ended 30 June 2002

Unaudited	2002 £m	2001 £m
Net cash inflow from operating activities	673	726
Dividends received from joint ventures and associates	1	1
Interest received	5	8
Interest paid	(99)	(121)
Returns on investments and servicing of finance	(94)	(113)
Taxation paid	(97)	(87)
Purchase of tangible fixed assets	(557)	(721)
Proceeds from sale of tangible fixed assets	85	58
Investment loans and other financial investments	(7)	(12)
Capital expenditure and financial investment	(479)	(675)
Purchase of subsidiary undertakings	(34)	(165)
Purchase of joint ventures	-	(6)
Merger costs paid	(21)	(8)
Sale of businesses	397	82
Acquisitions and disposals	342	(97)
Equity dividends paid to shareholders of the parent companies	(98)	(70)

Brambles Industries Grou p
COMBINED CASH FLOW STATEMENT
For the year ended 30 June 2002 (continued)

	2002 £m	2001 £m
Net cash inflow/(outflow) before management of liquid resources and financing	**248**	(315)
Management of liquid resources	**(1)**	5
Net proceeds from share issues	**20**	31
(Decrease)/Increase in borrowings	**(278)**	277
Capital element of finance lease rentals	**(5)**	(3)
Financing	**(263)**	305
Decrease in cash	**(16)**	(5)

MOVEMENT IN COMBINED NET FUNDS
For the year ended 30 June 2002

Unaudited	2002 £m	2001 £m
Cash inflow/(outflow) before use of liquid resources and financing	**248**	(315)
Net proceeds from share issues	**20**	31
Currency variations	**30**	(95)
(Decrease)/increase in liquid resources	**(1)**	5
Decrease in cash	**16**	5
Increase in deferred consideration	**(16)**	(16)
Subsidiaries acquired and sold	**(15)**	(12)
Total inflow/(outflow)	**282**	(397)
Net borrowings at beginning of period	**(1,863)**	(1,466)
Net borrowings at end of period	**(1,581)**	(1,863)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES
For the year ended 30 June 2002

Unaudited	2002 £m	2001 £m
Group operating profit	**360**	324
Depreciation charge	**346**	357
Goodwill amortisation	**32**	24
Increase in working capital	**(80)**	(101)
Decrease in provisions	**46**	36
Other	**(31)**	86
Net cash inflow from operating activities	**673**	726

Brambles Industries Group
COMBINED SEGMENTAL ANALYSIS
For the year ended 30 June 2002

Turnover

Unaudited	**2002 £m**	2001 £m
Business segment		
CHEP	**1,202**	1,066
Cleanaway	**984**	853
Recall	**229**	190
Industrial services	**285**	298
Regional businesses	**223**	282
Discontinued	**261**	492
Total	**3,184**	3,181
Geographical origin		
Europe	**1,638**	1,559
Americas	**952**	1,002
Australia/New Zealand	**544**	575
Rest of world	**50**	45
Total	**3,184**	3,181

Profit

Unaudited	**2002 £m**	2001 £m
Business segment		
CHEP (before accounting harmonisation items)	**216**	234
Cleanaway	**98**	91
Recall	**40**	31
Industrial services	**31**	21
Regional businesses	**24**	34
Discontinued	**16**	42
Unallocated	**(14)**	(9)
Total	**411**	444
CHEP accounting harmonisation items	**(9)**	-
Goodwill amortisation	**(32)**	(24)
Exceptional items	**(2)**	(66)
Profit before interest and tax (2)	**368**	354
Geographical origin (1)		
Europe	**241**	257
Americas	**71**	110
Australia/New Zealand	**75**	63
Rest of world	**15**	14
Total	**402**	444
Goodwill amortisation	**(32)**	(24)
Exceptional items	**(2)**	(66)
Profit before interest and tax	**368**	354

(1) Including the CHEP accounting harmonisation items. Excluding these items, the geographical segments of 2002 are: Europe £228m; Americas £97m; Australia/New Zealand £71m ; Rest of world £15m.

Brambles Industries Group
COMBINED SEGMENTAL ANALYSIS
For the year ended 30 June 2002

(2) Profit before interest and tax after charging goodwill amortisation and exceptional items is analysed by business as follows: CHEP £205m (2001 - £233m); Cleanaway £84m (2001 - £81m); Recall £29m (2001 - £24m); Industrial Services £21m (2001 - £19m); Regional businesses £20m (2001 - £33m); Discontinued operations £55m (2001 - £(29)m); Unallocated £(46)m (2001 - £(7)m); and by region of origin as follows: Europe £290m (2001 - £244m); Americas £24m (2001 - £72m); Australia/New Zealand £39m (2001 - £26m); Rest of world £15m (2001 - £12m).

(3) Following the formation of the dual listed companies structure (DLC), the Brambles Group activities were restructured along global business lines. The material business segments are Pallet and Container Pooling (CHEP), Waste Management (Cleanaway), Information Management (Recall) and Industrial Services.

The remaining ongoing business segment "Regional Businesses" covers Shipping, Meineke, Interlake, TCR and Eurotainer.

The "Discontinued" segment covers the businesses sold being Rail Division, Equipment Division, Specialised Transport, Jardine and North West Shipping and Gardner Perrott.

To enable meaningful comparison, the industry segmentation for 2002 has been prepared to reflect discontinued operations. The comparatives for 2001 have been amended accordingly.

Net Assets

Unaudited	**2002 £m**	2001 £m
Business segment		
CHEP	**1,637**	1,509
Cleanaway	**672**	619
Recall	**276**	241
Industrial services	**267**	260
Regional businesses	**136**	143
Discontinued	**5**	394
Unallocated	**(60)**	(41)
Total	**2,933**	3,125
Geographical origin		
Europe	**1,569**	1,532
Americas	**1,064**	1,216
Australia/New Zealand	**294**	357
Rest of world	**66**	61
Unallocated	**(60)**	(41)
Total	**2,933**	3,125
Segmented net assets	**2,933**	3,125
Net debt	**(1,581)**	(1,863)
Net tax liabilities	**(218)**	(260)
Group net assets	**1,134**	1,002

1. Basis of preparation

The Brambles Industries combined financial information (the combined financial information) represents the combined businesses of Brambles Industries plc (BIP) and Brambles Industries Limited (BIL) and encompasses their respective subsidiaries, associates and joint ventures (the combined businesses).

The merger of the support services of GKN plc with BIL was completed on 7 August 2001. The merger involved GKN plc separating its support services activities from its engineering operations and placing them in a new company, BIP. BIP and BIL were then combined under a dual listed companies (DLC) structure (Combined Brambles Group).

Financial information for BIP is presented on pages 26 to 29. The combined financial information has been presented in order to provide shareholders with a fuller picture of the combined economic interests of the Combined Brambles Group. The combined financial information has been prepared under merger accounting principles, as set out in Financial Reporting Standard (FRS) 6: Acquisitions and Mergers. Under merger accounting the results and cash flows of BIP and BIL have been combined from the beginning of the financial period. The accounting policies of BIP and BIL are the same under UK Generally Accepted Accounting Principles (GAAP). A reconciliation to Australian GAAP is presented in Note 6.

In accordance with merger accounting principles, the comparatives for the year ended 30 June 2001 are presented as if the merger took place on the first day of that accounting period. The amounts are different to the pro forma comparatives presented at the half year following a management review of the opening balances on a merger accounting basis.

2. Principal accounting policies

The accounting policies adopted by Brambles Industries Group are consistent with those detailed on pages 59 to 61 of the BIP Listing Particulars issued on 22 June 2001 other than the following:

(i) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided at rates calculated to write-off the cost less estimated residual value on a straight-line or reducing balance basis over their expected useful lives.

The carrying values of tangible fixed assets are subject to review and any impairment charged to the profit and loss account.

Depreciation is charged in the financial statements so as to write-off all tangible fixed assets, including landfill sites but excluding other freehold land, during their expected useful lives. Predominantly, the straight-line method of calculation has been used except for landfills where the depreciation is based on capacity used of the total capacity available.

The expected useful lives are generally:

Buildings	50 years
Leasehold improvements	5-10 years
Plant and equipment	5-20 years

The Group reviewed its depreciation policy with respect to the pallet pool during the period. The financial effect of these changes is described in Note 5.

2. Principal accounting policies (continued)

(ii) Taxation

FRS 19: Deferred Tax has been adopted. Previously, provision was made for deferred tax to the extent that it was probable that a liability or asset would crystallise. The new policy is to provide for deferred tax on all timing differences except those arising from the revaluation of fixed assets for which there is no binding agreement to sell or on the undistributed profits of overseas subsidiaries, associates and joint ventures. Deferred tax is calculated at the rates at which it is estimated the tax will arise. The deferred tax provision is not discounted to net present value.

(iii) Pensions

The Group has not fully implemented FRS 17: Retirement Benefits, taking advantage of the transitional provisions within the standard which require disclosure only of the impact of application. The financial information reflects the application of the pension accounting policy set out in the Listing Particulars.

Valuations performed in accordance with FRS 17 would result in a gross deficit of £55m on the Group's defined benefit pension funds, being £41m after taking account of deferred tax.

3. Earnings per share

Earnings per share for 2002 is based on the earnings for the year of £174 million (2001 - £140 million) and calculated on the weighted average number of 1,687.0 million shares in issue and ranking for dividend (2001 – 1,680.3 million shares). Diluted earnings per share, which takes into account options over shares, is calculated on the weighted average number of 1,690.3 million (2001 – 1,680.3 million) shares.

Earnings per share before goodwill amortisation, exceptional items and CHEP accounting harmonisation items which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		**Earnings per share**	
	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m	**Year ended 30 June 2002 p**	Year ended 30 June 2001 p
Profit for the period	**174**	140	**10.3**	8.3
Included in operating profit:				
Goodwill amortisation	**32**	24	**1.9**	1.5
Exceptional items	**-**	91	**-**	5.4
Non-operating exceptional items	**2**	(25)	**0.1**	(1.5)
Taxation attributable to exceptional items	**11**	(5)	**0.7**	(0.3)
Profit after tax before goodwill amortisation and exceptional items	**219**	225	**13.0**	13.4
Net impact of CHEP accounting harmonisation items	**5**	-	**0.3**	-
Profit after tax before goodwill amortisation, exceptional items and CHEP accounting harmonisation items	**224**	225	**13.3**	13.4

4. Exceptional items

	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Operating exceptional items		
Writedown of equipment division	**-**	(91)
Non-operating exceptional items		
Profit on sale of discontinued operations	**105**	25
Loss on sale of discontinued Operations	**(75)**	-
Net profit on sale of discontinued operations	**30**	25
Merger costs	**(32)**	-
Total	**(2)**	(66)
Tax on exceptional items	**(11)**	5
Exceptional items after tax	**(13)**	(61)

5. CHEP accounting harmonisation

During the first half of the year and following the merger of the ownership of CHEP, a comprehensive management review was undertaken of the control and accounting for pallets across the Group. This has resulted in a number of new initiatives relating to the management of the pallet pool, notably in the rapidly expanding North American market. It has also provided an opportunity for the different accounting practices relating to pallet depreciation and loss provisioning, which varied across national pools and between countries, to be standardised.

The accounting changes had no impact on the cash flow of the business as they relate solely to the carrying value of different categories of pallets.

Depreciation

Depreciation was standardised across CHEP's global businesses. A residual value assessed at 25% of the original cost of a pallet has been introduced into the depreciation calculation. The 10-year life and straight-line depreciation methodology was retained.

Coincidentally and in recognition of a customer preference for the block pallets in the US, depreciation of the old pool of 13 million stringer pallets was accelerated so as to depreciate fully this pool over a period of 5 years.

There were also 2.3 million stringer pallets awaiting repair which had not yet been fully depreciated. In view of the customer preference for block pallets, these were uneconomical to repair and were written off.

Loss provisioning

It has always been CHEP's policy never to abandon its pallets and in order to address a pallet build up with non participating distributors (NPDs), a number of initiatives were put in place to facilitate their collection.

However, to reduce the attendant financial risk, some 3.8 million pallets which were proving slow to return have been written down to a nominal value.

In order to standardise future loss provisioning globally, provisioning will be based on physical audits and statistical sampling results from collection data in each CHEP territory.

In this context, although lost pallets are normally the subject of claims for compensation from customers it is more prudent not to include this factor in the calculation of loss provisioning. This does not reflect any change of CHEP's policy of always seeking compensation for the loss of its pallets and actual compensations will be written back when they are received.

Financial effect

The net effect of the changes in depreciation and loss provisioning is reflected in the results for the year ended 30 June 2002.

	Total £m
Ongoing adjustments	
Depreciation harmonisation	29
Accelerated depreciation on US stringer pallets and increase in loss provisioning	(12)
One-off adjustments	
Write-down of pallets at NPDs	(15)
Write-off damaged US stringer pallets and harmonise loss provisioning	(11)
Total effect of accounting changes	(9)

Brambles Industries Group
NOTES TO THE COMBINED FINANCIAL INFORMATION
For the year ended 30 June 2002

6. GAAP *Reconciliation*
year ended 30 June 2002

	UK GAAP in £m	UK GAAP in A$m	GAAP adjustments in A$m: Treatment of Associates and Joint Ventures	Goodwill	DLC costs	LTIP costs	Other	Total adjustments	AGAAP in A$m
TURNOVER (including share of joint ventures and associates)	3,184	8,820	-	-	-	-	-	-	8,820
OPERATING PROFIT									
Continuing operations before goodwill	376	1,039	-	-	-	4	(11)	(7)	1,032
Goodwill	(32)	(87)	-	(22)	-	-	11	(11)	(98)
Continuing operations	344	952	-	(22)	-	4	-	(18)	934
Discontinued	16	44	-	-	-	-	-	-	44
GROUP OPERATING PROFIT	360	996	-	(22)	-	4	-	(18)	978
Share of operating profit of joint ventures	3	8	(8)	-	-	-	-	(8)	-
Share of operating profit of associates	7	19	(1)	-	-	-	-	(1)	18
TOTAL OPERATING PROFIT	370	1,023	(9)	(22)	-	4	-	(27)	996
EXCEPTIONAL ITEMS									
Profit on sale of discontinued operations	30	71	-	23	-	-	-	23	94
Merger transaction costs	(32)	(91)	-	-	85	-	-	85	(6)
PROFIT BEFORE INTEREST AND TAXATION	368	1,003	(9)	1	85	4	-	81	1,084
Net interest payable	(97)	(270)	4	-	-	-	5	9	(261)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	271	733	(5)	1	85	4	5	90	823(i)
Tax on profit on ordinary activities	(96)	(263)	5	-	-	-	(18)	(13)	(276)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	175	470	-	1	85	4	(13)	77	547(ii)
Minority interests	(1)	(2)	-	-	-	-	-	-	(2)
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	174	468	-	1	85	4	(13)	77	545

(i) ASX Release – Profit from ordinary activities before tax (items 1.5)
(*ii*) ASX Release – *Net profit for the period attributable to members* (item 1.11)

Brambles Industries Group
NOTES TO THE COMBINED FINANCIAL INFORMATION
For the year ended 30 June 2001

6. GAAP *Reconciliation (continued)*
year ended 30 June 2001

	UK GAAP in £m	UK GAAP in A$m	GAAP adjustments in A$m: Treatment of Associates and Joint Ventures	Goodwill	DLC costs	Other	Total Adjustment	AGAAP in A$m
TURNOVER (including share of joint ventures and associates)	3,181	8,646		-	-	-	-	8,646
OPERATING PROFIT								
Continuing operations before goodwill and exceptional items	397	1,084	-	-	-	(6)	(6)	1,078
Goodwill	(24)	(64)	-	(33)	-	1	(32)	(96)
Exceptional items	(91)	(246)	-	53	-	(2)	51	(195)
Continuing operations	282	774	-	20	-	(7)	13	787
Discontinued	42	112	-	-	-	-	-	112
GROUP OPERATING PROFIT	324	886	-	20	-	(7)	13	899
Share of operating profit of joint ventures	4	7	(7)	-	-	-	(7)	-
Share of operating profit of associates	1	3	4	-	-	-	4	7
TOTAL OPERATING PROFIT	329	896	(3)	20	-	(7)	10	906
EXCEPTIONAL ITEMS								
Profit on sale of discontinued operations	25	67	-	10	-	-	10	77
Merger transaction costs	-	-	-	-	(83)	-	(83)	(83)
PROFIT BEFORE INTEREST AND TAXATION	354	963	(3)	30	(83)	(7)	(63)	900
Net interest payable	(106)	(288)	1	-	-	2	3	(285)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	248	675	(2)	30	(83)	(5)	(60)	615(i)
Tax on profit on ordinary activities	(107)	(290)	2	-	-	20	22	(268)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	141	385	-	30	(83)	15	(38)	347
Minority interests	(1)	(2)	-	-	-	-	-	(2)
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	140	383	-	30	(83)	15	(38)	345(ii)

(i) ASX Release – Profit from ordinary activities before tax (items 1.5)
(ii) ASX Release – Net profit for the period attributable to members (item 1.11)

Brambles Industries plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 30 June 2002

Unaudited	**2002 £m**	2001 £m
Turnover (including share of associates)	**2,081**	1,866
Less: share of associates	**(45)**	(46)
Group turnover	**2,036**	1,820
Operating profit – continuing operations		
Before goodwill amortisation	**245**	290
Goodwill amortisation	**(15)**	(11)
Group operating profit	**230**	279
Share of associates	**4**	5
Total operating profit	**234**	284
DLC merger costs – continuing operations	**(15)**	-
Profit on ordinary activities before interest and tax	**219**	284
Net interest payable	**(67)**	(72)
Profit on ordinary activities before taxation	**152**	212
Tax on profit on ordinary activities	**(52)**	(74)
Profit on ordinary activities after taxation	**100**	138
Minority interest	**(46)**	(65)
Profit attributable to the shareholders	**54**	73
Ordinary dividends paid and proposed	**(52)**	(23)
Retained profit taken to reserves	**2**	50
Basic earnings per share	**7.5p**	10.1p
Diluted earnings per share	**7.5p**	10.1p

Brambles Industries plc

CONSOLIDATED BALANCE SHEET
As at 30 June 2002

Unaudited	2002 £m	2001 £m
FIXED ASSETS		
Goodwill and intangible assets	**242**	246
Tangible fixed assets and investments	**1,833**	1,684
	2,075	1,930
CURRENT ASSETS		
Stocks	**19**	18
Debtors – amounts falling due within one year	**503**	438
Cash at bank and in hand	**20**	38
	542	494
CREDITORS: amounts falling due within one year	**(1,585)**	(1,464)
NET CURRENT LIABILITIES	**(1,043)**	(970)
Total assets less current liabilities	**1,032**	960
CREDITORS: amounts falling due after more than one year	**(201)**	(185)
PROVISIONS FOR LIABILITIES AND CHARGES	**(144)**	(133)
NET ASSETS	**687**	642
CAPITAL AND RESERVES		
Share capital	**36**	36
Share premium account	**50**	50
Other reserves	**81**	82
Profit and loss account	**212**	206
EQUITY SHAREHOLDERS' FUNDS	**379**	374
EQUITY MINORITY INTERESTS	**308**	268
	687	642

Brambles Industries plc

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 30 June 2002

Unaudited	**2002 £m**	2001 £m
Profit attributable to parent companies' shareholders	**55**	73
Exchange translation differences	**7**	-
Total recognised gains and losses for the period	**62**	73
Note on prior period adjustment		
Total recognised gains and losses related to the period as above	**62**	73
Prior period adjustment	**(85)**	-
Total recognised gains and losses since last annual report	**23**	73

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 June 2002

Unaudited	**2002 £m**	2001 £m
Net cash inflow from operating activities	**447**	439
Dividends received from joint ventures and associates	**-**	-
Interest received	**13**	2
Interest paid	**(80)**	(72)
Returns on investments and servicing of finance	**(67)**	(70)
Taxation	**(45)**	(53)
Purchase of tangible fixed assets	**(434)**	(514)
Proceeds from sale of tangible fixed assets	**54**	20
Investment loans and other financial investments	**(3)**	(16)
Dividends paid to minority shareholders in subsidiary undertakings	**(7)**	(37)
Capital expenditure and financial investment	**(390)**	(547)
Purchase of subsidiary undertakings	**(5)**	(44)
Merger costs paid	**(13)**	-
Acquisitions and disposals	**(18)**	(44)
Equity dividends paid to shareholders	**(26)**	(5)
Net cash outflow before management of liquid resources and financing	**(99)**	(280)
Management of liquid resources	**-**	-
Increase in borrowings	**84**	306
Financing	**84**	306
Increase/(decrease) in cash	**(15)**	26

Brambles Industries plc

NOTES TO THE FINANCIAL INFORMATION
For the year ended 30 June 2002

Basis of preparation

1. *The formation of Brambles Industries plc (BIP) and the Combined Brambles Group*

BIP was incorporated on 3 January 2001. On 7 August 2001, the support services activities of GKN plc were transferred to BIP by way of a court approved reduction of capital of GKN plc and the issue of 723,742,311 ordinary shares of 5p each in BIP to the shareholders of GKN plc as part of the combination transaction.

The above transaction was accounted for as a Group reconstruction under merger accounting principles. The results and cash flows of the relevant entities are combined from the beginning of the period in which the merger occurred and their assets and liabilities combined at the amounts at which they were previously recorded.

In preparing the BIP financial information, the results, cash flows and assets and liabilities of the 50 per cent joint ventures (Joint Ventures) with BIL have been included as subsidiary undertakings. As a result of the DLC arrangements, the Joint Ventures are managed on a unified basis and are therefore deemed to be subsidiary undertakings of BIP. The interests of BIL in the Joint Ventures have been recognised as a minority interest.

In the opinion of the directors, the presentation of the BIP financial information on its own would be insufficient for shareholders to understand the full economic interests held through the DLC arrangements. Therefore, additional combined financial information for Brambles Industries Group has been presented.

2. *Basis of comparative financial information*

The consolidated profit and loss account, consolidated cash flow statement and consolidated balance sheet, for 30 June 2001 has been presented as if the merger took place on the first day of that accounting period.

3. *Accounting policies*

The accounting policies adopted by BIP are set out in Note 2 to the combined financial information.

4. *Statutory financial statements*

The BIP financial information and the combined financial information (together the financial information), approved by the Board on 28 August 2002, does not separately or together constitute the Company's statutory financial statements for the years ended 30 June 2002 and 30 June 2001, nor have the auditors reported on them. The statutory accounts for the year ended 30 June 2002 will be finalised on the basis of the financial information and will be delivered to the Registrar of Companies in due course.